                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)*

                         Starwood Hotels & Resorts Trust
                    Starwood Hotels & Resorts Worldwide, Inc.
                                (Name of Issuer)

            Shares of Beneficial Interest, Par Value $0.01 Per Share
                Shares of Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   855905 20 4
                                 (CUSIP Number)

                               Gordon K. Eng, Esq.
                      19191 South Vermont Avenue, Suite 420
                           Torrance, California 90502
                                 (310) 207-1477
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 1998
             (Date of Event Which Requires Filing of This Statement)

      If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   855905 20 4                           Page   2       of   18   Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Sheikh Abdulaziz bin Ibrahim Al Ibrahim

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /


--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


                                                                           / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Saudi Arabia
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
 NUMBER OF

   SHARES
            --------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY
                      3,717,603
  OWNED BY
            --------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
    EACH

 REPORTING
            --------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER
   PERSON
                      3,717,603
    WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,717,603
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                           / /

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   855905 20 4                           Page   3       of   18   Pages


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Aspen Enterprises International Holdings, Ltd.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /


--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


                                                                           / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
 NUMBER OF

   SHARES
            --------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY
                      3,088,372
  OWNED BY
            --------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
    EACH

 REPORTING
            --------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER
   PERSON
                      3,088,372
    WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,088,372
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                           / /

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   855905 20 4                           Page   4       of   18   Pages


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Polestar Limited
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /


--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


                                                                           / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
 NUMBER OF

   SHARES
            --------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY
                      539,535
  OWNED BY
            --------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
    EACH

 REPORTING
            --------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER
   PERSON
                      539,535
    WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          539,535
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                           / /

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   855905 20 4                           Page   5       of   18   Pages


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Moonbeam Enterprises International, Ltd.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /


--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


                                                                           / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
 NUMBER OF

   SHARES
            --------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY
                      89,696
  OWNED BY
            --------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
    EACH

 REPORTING
            --------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER
   PERSON
                      89,696
    WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          89,696
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                           / /

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         The titles of the classes of equity securities to which this statement relates are the Shares of Beneficial Interest, par value $.01 per share (the "Trust Shares"), of Starwood Hotels & Resorts Trust (formerly, Starwood Lodging Trust), a Maryland real estate investment trust ("Starwood Trust"), and the shares of Common Stock, par value $.01 per share (the "Corporation Shares"), of Starwood Hotels & Resorts Worldwide, Inc. (formerly, Starwood Lodging Corporation), a Maryland corporation ("Starwood Corporation" and, together with Starwood Trust, "Starwood"). Pursuant to a pairing agreement between Starwood Trust and Starwood Corporation, each stockholder of Starwood owns an equivalent number of Trust Shares and Corporation Shares, and the Trust Shares and the Corporation Shares may be held and traded only in units consisting of one Trust Share and one Corporation Share (the "Paired Shares"). The principal executive offices of Starwood Trust are located at 2231 E. Camelback Road, Suite 410, Phoenix, Arizona 85016, and the principal executive offices of Starwood Corporation are located at 2231 E. Camelback Road, Suite 400, Phoenix, Arizona 85016.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by (1) His Excellency the Sheikh Abdulaziz bin Ibrahim Al Ibrahim ("HES"), (2) Aspen Enterprises International Holdings, Ltd. ("AEIH"), (3) Polestar Limited ("PL") and (4) Moonbeam Enterprises International, Ltd. ("MEIL" and, together with HES, AEIH and PL, the "Reporting Persons").

         HES. HES is the Principal of Al-Anwae, Establishment, which principally engages in the investment management business, and his business address is Al-Anwae, Establishment, Olaya Main Street, P.O. Box 1955, Riyadh 11441, Saudi Arabia. During the last five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws. He is a citizen of Saudi Arabia. For purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), HES is deemed to control AEIH, PL and MEIL.

         AEIH. AEIH, a Cayman Islands corporation, is the sole shareholder of Aspen Enterprises International, Inc. ("AEI"), a Colorado corporation.
AEI is the general partner of Savanah Limited Partnership ("SLP"), a District of Columbia limited partnership. Colorado Mountain Investments, Inc. ("CMI"), a Colorado corporation, is a subsidiary of AEI.

         SLP is a party to the Purchase and Sale Agreement and Joint Escrow Instructions between SLP and Starwood, dated December 30, 1997 (the "Aspen Purchase Agreement"), pursuant to which SLP sold to Starwood the Aspen Luxury Collection Hotel and certain related land and improvements, located in Aspen, Colorado (the "Aspen Property"). The purchase price for the Aspen Property consisted of cash and Paired Shares. Upon the closing of the sale of the Aspen Property on January 15, 1998, SLP assigned all of the Paired Shares received by it as consideration for sale of the Aspen Property to AEI and CMI in partial satisfaction of certain indebtedness of SLP to these corporations. Concurrently, CMI assigned the Paired Shares it received from SLP to its parent AEI, and AEI thereupon distributed all of its Paired Shares to its parent, AEIH. As a result of these transactions, the Paired Shares issued initially to SLP were transferred directly into the name of AEIH. Each of AEIH, AEI, CMI and SLP is deemed, for purposes of the Exchange Act, to be controlled by HES.

        The address of the principal offices of AEIH is c/o Caledonian Bank
& Trust Limited, Caledonian House, Grand Floor, Mary Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies. AEIH is an investment holding company that held an indirect interest in the Aspen Property.

         PL. PL, a Cayman Islands corporation, is the sole shareholder of Remington Ventures, Inc. ("RV") and Remington Ventures II, Inc. ("RVII"), each of which is a Texas corporation. RV and RVII are the general partners of New Remington Partners ("NRP"), a Texas general partnership.

         NRP is a party to the Purchase and Sale Agreement and Joint Escrow Instructions between NRP and Starwood, dated December 30, 1997 (the "Houston Purchase Agreement"), pursuant to which NRP sold to Starwood the Houston Luxury Collection Hotel and certain related land and improvements, located in Houston, Texas (the "Houston Property"). The purchase price for the Houston Property consisted of cash and Paired Shares. Upon the closing of the sale of the Houston Property on January 15, 1998, NRP assigned all of the Paired Shares received by it as consideration for sale of the Houston Property to RV and RVII in partial satisfaction of certain indebtedness of NRP to these corporations. RV and RVII thereupon distributed all of their Paired Shares to their parent, PL. As a result of these transactions, the Paired Shares issued initially to NRP were transferred directly into the name of PL. Each of PL, RV, RVII and NRP is deemed, for purposes of the Exchange Act, to be controlled by HES.

         The address of the principal offices of PL is c/o Caledonian Bank & Trust Limited, Caledonian House, Grand Floor, Mary Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies. PL is an investment holding company that held an indirect interest in the Houston Property.

         MEIL. MEIL, a Cayman Islands corporation, is the sole shareholder of each of N.Y. Overnight, Inc. ("NYO"), a New York corporation, N.Y. Overnight II, Inc. ("NYOII"), a New York corporation, D.C. Overnight, Inc. ("DCO"), a District of Columbia corporation, and D.C. Overnight II, Inc. ("DCOII"), a District of Columbia corporation. NYO is the general partner of N.Y. Overnight Partners, L.P. ("NYOP"), a New York limited partnership. DCO is the general partner of D.C. Overnight Partners, L.P. ("DCOP"), a District of Columbia limited partnership.

         NYOP is a party to the Purchase and Sale Agreement and Joint Escrow Instructions between NYOP and Starwood, dated December 30, 1997 (the "New York Purchase Agreement"), pursuant to which NYOP sold to Starwood its leasehold interest in the New York

Luxury Collection Hotel and certain related land and improvements, located in New York, New York (the "New York Property"). The purchase price for the New York Property consisted of cash and Paired Shares. Upon the closing of the sale of the New York Property on January 15, 1998, NYOP assigned all of the Paired Shares received by it as consideration for sale of the New York Property to NYO and NYOII in partial satisfaction of certain indebtedness of NYOP to these corporations. NYO and NYOII thereupon distributed all of their Paired Shares to their parent, MEIL. As a result of these transactions, the Paired Shares issued initially to NYOP were transferred directly into the name of MEIL. Each of MEIL, NYO, NYOII and NYOP is deemed, for purposes of the Exchange Act, to be controlled by HES.

        DCOP is a party to the Purchase and Sale Agreement and Joint Escrow Instructions between DCOP and Starwood, dated December 30, 1997 (the "Washington Purchase Agreement" and, together with the Aspen Purchase Agreement, the Houston Purchase Agreement and the New York Purchase Agreement, the "Hotel Purchase Agreements"), pursuant to which DCOP sold to Starwood the Washington Luxury Collection Hotel and certain related land and improvements, located in Washington, District of Columbia (the "Washington Property"). The purchase price for the Washington Property consisted of cash and Paired Shares. Upon the closing of the sale of the Washington Property on January 15, 1998, DCOP assigned all of the Paired Shares received by it as consideration for sale of the Washington Property to DCO and DCOII in partial satisfaction of certain indebtedness of DCOP to these corporations. DCO and DCOII thereupon distributed all of their Paired Shares to their parent, MEIL. As a result of these transactions, the Paired Shares issued initially to DCOP were transferred directly into the name of MEIL. Each of MEIL, DCO, DCOII and DCOP is deemed, for purposes of the Exchange Act, to be controlled by HES. The address of the principal offices of MEIL is c/o Caledonian Bank & Trust Limited, Caledonian House, Grand Floor, Mary Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies. MEIL is an investment holding company that held an indirect interest in the New York Property and the Washington Property.

         The sole officer of each of AEIH, PL and MEIL is Caledonian Bank & Trust Limited ("CBTL"), a Cayman Islands corporation, which serves as the Secretary with respect to each of AEIH, PL and MEIL. CBTL is a bank and trust company and its business address is Caledonian House, Grand Floor, Mary Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

         The sole director of each of AEIH, PL and MEIL is His Excellency the Sheikh Abdulaziz bin Ibrahim Al Ibrahim (defined as "HES" above). HES is the Principal of Al-Anwae, Establishment, which principally engages in the investment management business, and his business address is Al-Anwae, Establishment, Olaya Main Street, P.O. Box 1955, Riyadh 11441, Saudi Arabia. He is a citizen of Saudi Arabia.

         The address of the principal offices of each of AEI, CMI, RV, RVII, NYO, NYOII, DCO, DCOII, SLP, NRP, NYOP and DCOP is 1925 Century Park East, Suite 1900, Los Angeles, California 90067. The principal business of SLP, NRP, NYOP and DCOP was the ownership of the Aspen Property, the Houston Property, the New York Property and the

Washington Property, respectively. The principal business of AEI, CMI, RV, RVII, NYO, NYOII, DCO and DCOII is the management of various investments of HES in the United States.

         Mansor A.S. Dalaan ("Dalaan") is the sole director and the President, Secretary and Chief Financial Officer of each of AEI, CMI, RV and RVII. Tarek Ayoubi ("Ayoubi") is the sole director and the President of each of NYO, NYOII, DCO and DCOII, and Dalaan is the Secretary and Chief Financial Officer of each such corporation. The principal occupation of each of Dalaan and Ayoubi is an executive with such corporations and related entities controlled by HES. The business address of Dalaan and Ayoubi is 1925 Century Park East, Suite 1900, Los Angeles, California 90067. Dalaan and Ayoubi are citizens of the United States.

         None of AEIH, PL, MEIL, AEI, CMI, RV, RVII, NYO, NYOII, DCO, DCOII, SLP, NRP, NYOP, DCOP or the officers and directors of any of them has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/she/it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate of 3,717,603 Paired Shares that are the subject of this Statement were issued by Starwood as partial consideration for Starwood's purchase of the following assets: (1) the Aspen Property from SLP: 3,088,372 Paired Shares valued at $165,999,995; (2) the Houston Property from NRP: 539,535 Paired Shares valued at $29,000,006; (3) the New York Property from NYOP: 57,405 Paired Shares valued at $3,200,329; and (4) the Washington Property from DCOP:
32,291 Paired Shares valued at $1,800,223. The above values of the Paired Shares were determined based upon dollar amounts ascribed in the Hotel Purchase Agreements, and do not necessarily reflect the fair market value of the Paired Shares.

         The right of SLP to receive the 3,088,372 Paired Shares issued in respect of the Aspen Property was assigned to AEI and CMI in partial satisfaction of certain indebtedness of SLP to these corporations. CMI thereupon assigned its Paired Shares to its parent, AEI, and AEI distributed all of its Paired Shares to its parent AEIH. The right of NRP to receive the 539,535 Paired Shares issued in respect of the Houston Property was assigned to RV and RVII in partial satisfaction of certain indebtedness of NRP to these corporations. Each of RV and RVII thereupon distributed its Paired Shares to its parent, PL. The right of NYOP to receive the 57,405 Paired Shares issued in respect of the New York Property was assigned to NYO and NYOII in partial satisfaction of certain indebtedness of NYOP to these corporations. Each of NYO and NYOII thereupon distributed its Paired Shares to its parent, MEIL. The right of DCOP to receive the 32,291 Paired Shares issued in respect of the Washington Property was assigned to DCO and DCOII in partial satisfaction of certain indebtedness of DCOP to these corporations. Each of DCO and DCOII thereupon distributed its Paired Shares to its parent, MEIL.

ITEM 4.  PURPOSE OF TRANSACTION

         The Paired Shares were acquired as partial consideration for the sale to Starwood on January 15, 1998 of (1) the Aspen Property pursuant to the Aspen Purchase Agreement, (2) the Houston Property pursuant to the Houston Purchase Agreement, (3) the New York Property pursuant to the New York Purchase Agreement and (4) the Washington Property pursuant to the Washington Purchase Agreement. The Paired Shares were issued pursuant to the terms of Stock Agreements, dated January 15, 1998, among Starwood and each of SLP, NRP, NYOP and DCOP (the "Stock Agreements"). The transferability of the Paired Shares and certain other matters concerning the Paired Shares are governed by the Stock Agreements and by Registration Rights Agreements, dated January 15, 1998, among Starwood and each of SLP, NRP, NYOP and DCOP (the "Registration Rights Agreements"). The respective rights of each of SLP, NRP, NYOP and DCOP under the Stock Agreements and the Registration Rights Agreements were assigned to AEIH, PL, MEIL and MEIL, respectively, on January 15, 1998.

         Pursuant to the Registration Rights Agreements, Starwood is required to file and use its best efforts to cause the Securities and Exchange Commission (the "Commission") to declare effective a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), enabling the Reporting Persons to resell the Paired Shares into the public market. In the event that the Registration Statement is not declared effective on or before seven business days after the "Required Effectiveness Date" (as specified in the respective Stock Agreements), or the market price of the Paired Shares around such time of effectiveness is less than the amounts specified in the respective Stock Agreements, Starwood will be obligated to make certain payments to the holders of the Paired Shares. If the effectiveness of the Registration Statement is delayed for 60 days beyond the Required Effectiveness Date, the holders of the Paired Shares would have the right to require Starwood to repurchase such shares under conditions specified in the respective Stock Agreements. If any Reporting Person (or group of Reporting Persons) seeks to sell into the open market more than 100,000 Paired Shares (subject to adjustment), the Stock Agreements provide Starwood with a right to purchase or place with a purchaser to be designated by Starwood such shares at a price based on market prices of the Paired Shares at such time. Starwood is required to keep the Registration Statement effective through January 14, 1999 (or earlier if all Paired Shares have been disposed of by the Reporting Persons and certain transferees).

         The Reporting Persons are holding the Paired Shares for investment purposes. Any Reporting Person may at any time dispose of some or all of the Paired Shares for which it holds power to dispose (or to direct the disposition) in private negotiated transactions, in open market sales pursuant to the Registration Statement, to Starwood pursuant to the arrangements described above, pursuant to Rule 144 under the Securities Act, or otherwise. Such sales may be made directly or indirectly through brokers or dealers or agents, at prevailing market prices, at negotiated prices, or otherwise.

         Except as described above, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person named in Item 2 who is not a Reporting Person, has any plan or proposal that relates to or would result in:

         (a) the acquisition by any person of additional securities of Starwood, or the disposition of securities of Starwood;
         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Starwood or any of its subsidiaries;
         (c) a sale or transfer of a material amount of assets of Starwood or any of its subsidiaries;
         (d) any change in the present Board of Directors or management of Starwood;
         (e) any material change in the present capitalization or dividend policy of Starwood;
         (f) any other material change in Starwood's business or corporate structure;
         (g) changes in Starwood's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Starwood by any person;
         (h) causing a class of securities of Starwood to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i)      a class of equity securities of Starwood becoming eligible for termination of registration pursuant to Section
                  12(g)(4) of the Exchange Act; or
         (j)      any action similar to any of those enumerated in
                  (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) As of January 26, 1998, HES beneficially owned 3,717,603 Paired Shares, representing approximately 7.2% of the outstanding Paired Shares and he has shared power to vote or to dispose with respect to such Paired Shares.

         As of January 26, 1998, AEIH beneficially owned 3,088,372 Paired Shares, representing approximately 6.0% of the outstanding Paired Shares and it has shared power to vote or to dispose with respect to such Paired Shares.

         As of January 26, 1998, PL beneficially owned 539,535 Paired Shares, representing approximately 1.1% of the outstanding Paired Shares and it has shared power to vote or to dispose with respect to such Paired Shares.

         As of January 26, 1998, MEIL beneficially owned 89,696 Paired Shares, representing approximately 0.2% of the outstanding Paired Shares and it has shared power to vote or to dispose with respect to such Paired Shares.

         HES shares power to vote and dispose of the Paired Shares with each of AEIH, PL and MEIL and each of AEIH, PL and MEIL shares power to vote and to dispose of their respective Paired Shares with HES.

         None of the persons listed in Item 2 other than the Reporting Persons, to the best knowledge of the Reporting Persons, beneficially owns any Paired Shares.

         (c) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed in Item 2 except as set forth in this statement, has been party to any transaction in Paired Shares during the sixty-day period ending on January 26, 1998.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of Paired Shares that may be deemed to be beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Transfer Restrictions. Pursuant to the Stock Agreements, if a Reporting Person (or a group of Reporting Persons) elects to make an open market sale of more than 100,000 Paired Shares (subject to adjustment in specified circumstances), such Reporting Person(s) must first give Starwood notice and Starwood will have until the second business day following such notice to irrevocably offer to purchase or place (with a purchaser to be designated by Starwood) all such Paired Shared at a price equal to the average closing price of the Paired Shares on the New York Stock Exchange on the first and second business day following the giving of such notice by the Reporting Person(s). If Starwood does not make such an offer, it shall have no further rights with respect to such Paired Shares if the Reporting Person(s) commences on "Orderly Market Disposition" (as defined in the respective Stock Agreements) thereof within five business days after delivery of its notice to Starwood.

         Registration Rights. Pursuant to the Registration Rights Agreements, Starwood is required to file the Registration Statement and use its best efforts to cause the Commission to declare it effective no later than the applicable "Required Effectiveness Date" (as specified in the respective Stock Agreements) and to keep the Registration Statement effective through January 14, 1999 (or earlier if all Paired Shares have been disposed of by the Reporting Persons and certain transferees). If the Registration Statement is not declared effective on or before seven days after the applicable "Required Effectiveness Date," Starwood is required to pay to each Reporting Person an interest factor equal to the product of LIBOR plus 2% per annum multiplied by the market value of the Paired Shares held by such Reporting Person, for each day until the Registration Statement is declared effective. If such effectiveness has not occurred by the 60th day following the Required Effectiveness Date, the Reporting Persons would have the right to require Starwood to repurchase the Paired Shares (see "Put Right" below).

         Finder's Fees. No broker, finder, agent or similar intermediary acted on behalf of any Reporting Person or, to the best knowledge of any of the Reporting Persons, on behalf of any person listed in Item 2 above who is not a Reporting Person, in connection with the transactions contemplated by the Hotel Purchase Agreements or the Stock Agreements; and there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection therewith based upon any agreement with any of the Reporting Persons or, to the best knowledge of any of the Reporting Persons, with any person listed in Item 2 above who is not a Reporting Person.

         Put Right. Pursuant to the Stock Agreements, each Reporting Persons has the one-time right (the "Put Right") to require Starwood to purchase all Paired Shares under specified conditions. The Put Right is exercisable if the Registration Statement has not been declared effective by the Commission within 60 days after the Required Effectiveness Date. The Put Right expires on the earlier to occur of (i) the date the Registration Statement is declared effective or (ii) January 14, 1999. If the Put Right is exercised, Starwood would be required to repurchase such Paired Shares on the third business day after exercise for a price equal to the average closing price of the Paired Shares on the New York Stock Exchange during the ten consecutive business days immediately preceding the notice of such exercise.

         Guarantees Against Loss. The Stock Agreements provide that on the date the Reporting Persons are first able to sell their Paired Shared into the public market pursuant to the Registration Statement (the "Settlement Date"), Starwood shall pay to the Reporting Persons an amount per Paired Share equal to the amount, if any, by which the Lock Price (as defined below) exceeds the average closing price of the Paired Shares on the New York Stock Exchange for the ten consecutive business days immediately preceding the Settlement Date. The Lock Price for the Paired Shares issued with respect to the Aspen Property and the Houston Property is $53.75. The Lock Price for the Paired Shares issued with respect to the New York Property and the Washington Property is $55.74.

         The summaries contained herein of certain provisions of the Hotel Purchase Agreements, the Stock Agreements and the Registration Rights Agreements are not intended to be complete and are qualified in their entirety by reference to the exhibits listed in Item 7.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Purchase and Sale Agreement and Joint Escrow Instructions, dated as of December 30, 1997, among Savanah Limited Partnership, Starwood Lodging Trust and Starwood Lodging Corporation;
         2. Purchase and Sale Agreement and Joint Escrow Instructions, dated as of December 30, 1997, among New Remington Partners, Starwood Lodging Trust and Starwood Lodging Corporation;
         3. Purchase and Sale Agreement and Joint Escrow Instructions, dated as of December 30, 1997, among N.Y. Overnight Partners, L.P., Starwood Lodging Trust and Starwood Lodging Corporation;

         4. Purchase and Sale Agreement and Joint Escrow Instructions, dated as of December 30, 1997, among D.C. Overnight Partners, L.P., Starwood Lodging Trust and Starwood Lodging Corporation;
         5. Stock Agreement, dated as of January 15, 1998, among Savanah Limited Partnership, Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         6. Stock Agreement, dated as of January 15, 1998, among New Remington Partners, Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         7. Stock Agreement, dated as of January 15, 1998, among N.Y. Overnight Partners, L.P., Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         8. Stock Agreement, dated as of January 15, 1998, among D.C. Overnight Partners, L.P., Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         9. Registration Rights Agreement, dated as of January 15, 1998, among Savanah Limited Partnership, Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         10. Registration Rights Agreement, dated as of January 15, 1998, among New Remington Partners, Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         11. Registration Rights Agreement, dated as of January 15, 1998, among N.Y. Overnight Partners, L.P., Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         12. Registration Rights Agreement, dated as of January 15, 1998, among D.C. Overnight Partners, L.P., Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         13. Power of Attorney from Sheikh Abdulaziz bin Ibrahim Al Ibrahim; Aspen Enterprises International Holdings, Inc.; Polestar Limited and Moonbeam Enterprises International, Ltd.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  January 26, 1998



                                         Sheikh Abdulaziz bin Ibrahim Al Ibrahim


                                         By: /s/ Tarek Ayoubi
                                         ---------------------------------------
                                         Name: Tarek Ayoubi
                                               Attorney-in-fact

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 26, 1998



                                  Aspen Enterprises International Holdings, Ltd.


                                  By:   /s/ Tarek Ayoubi
                                        ----------------------------------------
                                        Name:  Tarek Ayoubi
                                               Attorney-in-fact

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 26, 1998


                                        Polestar Limited


                                        By:  /s/ Tarek Ayoubi
                                             -----------------------------------
                                             Name: Tarek Ayoubi
                                                   Attorney-in-fact

                               SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 26, 1998


                                        Moonbeam Enterprises International, Ltd.


                                        By:  /s/ Tarek Ayoubi
                                             -----------------------------------
                                             Name: Tarek Anyoubi
                                                   Attorney-in-fact

                                EXHIBIT INDEX



  Exhibit No.                      Description

         1.       Purchase and Sale Agreement and Joint Escrow
                  Instructions, dated as of December 30, 1997, among Savanah Limited Partnership, Starwood Lodging Trust and Starwood Lodging Corporation;
         2.       Purchase and Sale Agreement and Joint Escrow
                  Instructions, dated as of December 30, 1997, among New Remington Partners, Starwood Lodging Trust and Starwood Lodging Corporation;
         3.       Purchase and Sale Agreement and Joint Escrow
                  Instructions, dated as of December 30, 1997, among N.Y. Overnight Partners, L.P., Starwood Lodging Trust and Starwood Lodging Corporation;
         4.       Purchase and Sale Agreement and Joint Escrow
                  Instructions, dated as of December 30, 1997, among D.C. Overnight Partners, L.P., Starwood Lodging Trust and Starwood Lodging Corporation;
         5.       Stock Agreement, dated as of January 15, 1998, among
                  Savanah Limited Partnership, Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         6.       Stock Agreement, dated as of January 15, 1998, among
                  New Remington Partners, Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         7.       Stock Agreement, dated as of January 15, 1998, among
                  N.Y. Overnight Partners, L.P., Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         8.       Stock Agreement, dated as of January 15, 1998, among
                  D.C. Overnight Partners, L.P., Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         9.       Registration Rights Agreement, dated as of January
                  15, 1998, among Savanah Limited Partnership, Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         10.      Registration Rights Agreement, dated as of January
                  15, 1998, among New Remington Partners, Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         11.      Registration Rights Agreement, dated as of January
                  15, 1998, among N.Y. Overnight Partners, L.P., Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         12.      Registration Rights Agreement, dated as of January
                  15, 1998, among D.C. Overnight Partners, L.P., Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc.
         13.      Power of Attorney from Sheikh Abdulaziz bin Ibrahim
                  Al Ibrahim; Aspen Enterprises International Holdings, Ltd.; Polestar Limited and Moonbeam Enterprises International, Ltd.